STRATASYS
Q1 2018

FINANCIAL RESULTS CONFERENCE CALL

May 2, 2018

stratasys

Q1 2018 Conference and webcast details

Speakers

Ilan Levin
CEO

Lilach Payorski
CFO

Yonah Lloyd
VP, Investor Relations

Live Dial-in Information

Primary Dial-in:
866-394-5776

International Dial-in:
409-350-3596

Participant Passcode:
2128479

Live webcast and replay:
https://edge.media-server.com/m6/p/6zpd5mm6

stratasys

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.

Ilan Levin – CEO

Opening Remarks

- Disappointed with first quarter revenue
- Do not see fundamental change in demand environment and maintain strong pipeline of opportunities
- Believe that new product introductions further expand our addressable markets in prototyping and production segments
- Committed to investments in long-term initiatives

Lilach Payorski – CFO

Financial Update

Financial Results
Stratasys, Ltd.

	YoY %
Revenue	↓ 6%
GAAP Gross Profit	↓ 2%
GAAP Operating loss	↓ 49%
Non-GAAP Gross Profit	↓ 3%
Non-GAAP Operating Profit	↑ 22%

	GAAP			Non-GAAP		
	Q1-17	Q1-18	Change YOY	Q1-17	Q1-18	Change YOY
Total Revenue	$163.2	$153.8	(5.7%)	$163.2	$153.8	(5.7%)
Gross Profit	76.9	75.7	(1.2)	83.5	81.2	(2.2)
% margin	47.1%	49.2%	(1.6%)	51.2%	52.8%	(2.7%)
Operating Profit (Loss)	(12.6)	(6.5)	6.2	4.0	4.9	0.9
% of Revenue	(7.7%)	(4.2%)	(48.8%)	2.5%	3.2%	22.2%
Pre-tax Profit (Loss)	(12.4)	(6.5)	5.9	4.3	4.9	0.6
% of Revenue	(7.6%)	(4.2%)	(47.8%)	2.6%	3.2%	15.1%
Tax Rate	(10.7%)	(9.3%)	(0.7) (54.7%)	44.6%	28.3%	(0.5) (27.1%)
EBITDA	4.2	3.0	(28.2%)	12.8	11.8	(7.6%)
Net Income (loss) (attributed to SSYS Ltd.)	(13.9)	(13.0)	0.8	2.4	2.7	0.3
% of Revenue	(8.5%)	(8.5%)	(5.9%)	1.5%	1.8%	13.1%
EPS (Diluted)	$ (0.26)	$ (0.24)	(7.6%)	$ 0.05	$ 0.05	12.3%
Diluted Shares	52.7	53.7	1.8%	53.3	53.7	0.7%

($ in millions unless noted otherwise)

Financial Results – Revenue Stratasys, Ltd.

	YoY %
Product Revenue	↓ 10%
System Revenue	↓ 21%
Consumable Revenue	↑ 2%
Service Revenue	↑ 4%
Customer support	↑ 7%



Total Revenue - Quarterly Trend
($ in millions)
Product
Service
115
48
121
49
108
47
130
50
104
50
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18

Financial Results – Gross Margin Trends
Stratasys, Ltd.



GAAP
47.1%
49.1%
48.3%
48.7%
49.2%
52.7%
33.8%
54.8%
34.9%
54.0%
35.1%
53.8%
35.2%
56.5%
34.0%
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Non - GAAP
51.2%
53.0%
52.5%
52.5%
52.8%
57.9%
35.0%
59.9%
36.2%
59.6%
36.3%
58.8%
35.9%
61.7%
34.4%
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Product Gross Margin
Service Gross Margin
Total Gross Margin

Financial Results – Operating Expenses & Operating Income (loss) Stratasys, Ltd.

	YoY %
GAAP	
Operating Exp.	↓ 8%
R&D Exp.	↑ 2%
SG&A Exp.	↓ 12%
Non-GAAP	
Operating Exp.	↓ 4%
R&D Exp.	↓ 1%
SG&A Exp.	↓ 5%



GAAP
15.1%
39.8%
-7.7%
Q1 '17
13.7%
38.3%
-3.0%
Q2 '17
14.0%
38.7%
-4.4%
Q3 '17
14.8%
37.2%
-3.3%
Q4 '17
16.3%
37.1%
-4.2%
Q1 '18



Non - GAAP
14.1%
34.6%
2.5%
Q1 '17
12.7%
33.8%
6.5%
Q2 '17
13.0%
34.3%
5.2%
Q3 '17
12.5%
32.4%
7.6%
Q4 '17
14.8%
34.8%
3.2%
Q1 '18
R&D Expenses (% of revenue)
SG&A Expenses (% of revenue)
Operating income (loss) (% of revenue)

Financial Results – Balance Sheet Summary & CF from operations Stratasys, Ltd.

Selected balance sheet items ($ in millions)	Q4-17	Q1-18
Cash and Cash Equivalents	328.8	346.5 ⬆
Accounts Receivable	132.7	119.8 ⬇
Inventories	115.7	120.1 ⬆
Net Working Capital	451.6	450.2 ⬇

($ in millions)	Q1-17	Q1-18
Cash from operating activities	$25.7	$27.1

Lilach Payorski – CFO

Financial Summary

- First quarter revenue driven by underperformance in North American system orders
- Pleased with our operational performance despite lower than expected revenues
- Continued our trend of positive cash generation from operating activities, and maintain healthy balance sheet
- Not modifying the full year guidance issued earlier this year

Ilan Levin – CEO

STRATEGIC OVERVIEW

Leading the additive manufacturing industry for 30 years

Technology Leadership

- Highly proliferated, precise, repeatable, and reliable FDM and PolyJet technology platforms

Go-To-Market & Deep Customer Relationships

- Well positioned in industry to assist customers moving from prototyping to production

Investment and Product Roadmap

- Believe investment strategy will lead to development of products that allow our customers to design and manufacture with confidence – driving future growth







✓ Rising levels of customer engagement in areas of focus
✓ Customers increasingly committed to AM as strategic priority
✓ Repeat customers increasing spending as they increase capacity

BUSINESS CYCLE AS MARKET SEGMENTS MATURE

3 **Factory of the Future**
designing and manufacturing with confidence

2 **Internal Validation / Qualification**
driven by specific needs

1 **Early Adoption**
will embrace new technology

Verticals with Customers in Production:

Aerospace
Mobility
Healthcare/Dental

Portfolio Updates – RAPID Announcements

Prototyping

- Upgraded version of the multi-material, full-color J750 3D Printer that adds increased reliability via hardware and software enhancements, and new J735 with a smaller build size
- New Vivid Colors for GrabCAD Print on the J750 and J735, featuring over 500,000 color combinations, highly accurate color matching, and advanced clear materials with texture functionality
- Extended GrabCAD Print support to now include the Connex3 line of multi-material 3D printers.





Manufacturing

- Antero 800NA, a PEKK-based thermoplastic for high-temperature, chemical-exposed parts.
- F900 Production 3D Printer, specialized F900 Aircraft Interiors Certification Solution (AICS), and F900 Pro edition
- Specialized F380 Production 3D Printer dedicated to Carbon Fiber Filled Nylon 12, providing users an industrial solution at a highly competitive price point.
- GrabCAD Print Jigs & Fixtures software package for the production of jigs, fixtures, and other manufacturing tooling.



Metal Update

Cost Reduction

- 80% reduction in cost per part for aluminum components, vs. other AM methods
- Use of traditional metal powder feedstock

Operational Simplicity

- Industry standard work flows and post processing
- High density/isotropy "green-state" parts through machine innovation

Production Focus

- Based on nearly 20-years jetting expertise
- Optimized for production
- Highly efficient and economically viable for wide range of applications



LED heat sink



Flat bracket



Car valve adapter



Oil pump housing

Automotive | Defence | Aerospace | Industrial Machinery | White Goods | Power Tools | Sports Equipment

Revenue & Earnings Guidance

Revenue (M)

$670 - $700

GAAP Diluted EPS

$(0.75) - $(0.46)

Non-GAAP Diluted EPS

$0.30 - $0.50

Reconciliation of GAAP to Non-GAAP Guidance

($ in millions, except per share data)

Revenue	$670 to $700
GAAP Net Loss	($41) to ($25)
(1) Stock-Based Compensation Expense	$17 to $19
(2) Intangible Assets Amortization Expense	$32 to $34
(3) Reorganization and Other Related Costs	$7 to $9
(4) Tax Expense Related to Non-GAAP Adjustments	($4) to ($5)
Non-GAAP Net Income	$16 to $27
GAAP Loss Per Share	($0.75) to ($0.46)
Non-GAAP Diluted Earnings Per Share	$0.30 to $0.50

WE ARE

A GLOBAL LEADER IN APPLIED ADDITIVE TECHNOLOGY SOLUTIONS

stratasys

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended March 31, 2018			Three Months Ended March 31, 2017		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$75,650	$5,599	$81,249	$76,880	$6,614	$83,494
Operating income (Loss) (1,2)	(6,465)	11,387	4,922	(12,629)	16,658	4,029
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(13,041)	15,763	2,722	(13,857)	16,265	2,408
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.24)	$0.29	$0.05	($0.26)	$0.31	$0.05
(1) Acquired intangible assets amortization expense		5,204			5,705	
Non-cash stock-based compensation expense		387			643	
Reorganization and other related costs		18			94	
Merger and acquisition and other expense		(10)			172	
		5,599			6,614	
(2) Acquired intangible assets amortization expense		2,558			2,544	
Non-cash stock-based compensation expense		3,028			3,261	
Changes in fair value of obligations in connection with acquisitions		-			696	
Reorganization and other related costs		1,671			1,686	
Gain from sale of plant and property		(1,563)			-	
Merger and acquisition and other expense		94			1,857	
		5,788			10,044	
		11,387			16,658	
(3) Corresponding tax effect		(792)			(585)	
Amortization of acquired intangibles assets related to equity method investments		5,168			192	
		$15,763			$16,265	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,657		53,721	52,690		53,341

($ in thousands except per share data)

stratasys